UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

Commission file number 001-13958

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Hartford Investment And Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The Hartford Insurance Group, Inc.
One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan
December 31, 2025 and 2024

Description	Page(s)
Report of Independent Registered Public Accounting Firm [1]	F-3

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	F-4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	F-5
Notes to Financial Statements as of December 31, 2025 and 2024 and for the Year Ended December 31, 2025	F-6 - F-13

Supplemental Schedules:
Form 5500, Schedule H, Part IV, Questions 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2025	F-14
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025	F-15 - F-48
Signature	F-49

Exhibit Index
Exhibit No. Description
23.1 Consent of Independent Registered Public Accounting Firm
[1] Deloitte & Touche LLP (PCAOB ID No. 34) is our principal accountant and an independent registered public accounting firm.

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of
The Hartford Investment and Savings Plan
Hartford, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of assets (held at end of year) as of December 31, 2025, and of delinquent participant contributions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
June 23, 2026

We have served as the auditor of the Plan since 2001.

EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024

(in thousands)	As of December 31,
	2025	2024
Assets
Investments:
Investments, at fair value (Note 4)	$7,492,729	$6,530,259
Investments, at contract value (Note 3)	582,408	615,905
Total investments	8,075,137	7,146,164
Receivables:
Notes receivable from Members	80,492	78,776
Employer contribution receivable	7,256	7,397
Dividends, interest and other receivable	3,421	3,738
Total receivables	91,169	89,911
Total assets	8,166,306	7,236,075
Liabilities
Investment management expenses payable	1,611	1,246
Total liabilities	1,611	1,246
Net assets available for benefits	$8,164,695	$7,234,829
See Notes to Financial Statements.

EIN# 06-0383750
Plan# 100
The Hartford Investment and Savings Plan
Statement of Changes in Net Assets Available for Benefits
For The Year Ended December 31, 2025

(in thousands)	2025
Changes in net assets attributed to:
Contributions:
Member contributions	$220,019
Employer contributions	162,318
Rollover contributions	42,929
Total contributions	425,266

Investment income:
Net appreciation in fair value of investments	1,119,104
Dividends and interest income	39,812
Total investment income	1,158,916

Interest income on notes receivable from Members	6,397

Total contributions, investment income and interest income on notes receivable from Members	1,590,579

Deductions from net assets attributed to:
Benefits paid to Members	653,561
Investment management fees	6,881
Administrative expenses	271
Total deductions	660,713

Net increase in net assets	929,866

Net assets available for benefits:
Beginning of year	7,234,829
End of year	$8,164,695
See Notes to Financial Statements.

The Hartford Investment and Savings Plan
Notes to Financial Statements
As of December 31, 2025 and 2024
And for The Year Ended December 31, 2025
(Dollar amounts in thousands, unless otherwise stated)

Note 1. Description of the Plan
The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) is provided for general information purposes only. "Members," eligible participants of the Plan, should refer to the Plan document for more complete information.
The Hartford Insurance Group, Inc. (“HIG”), together with its subsidiaries, (“The Hartford”, or the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of property and casualty insurance, employee group benefits and insurance services, and mutual funds and exchange-traded funds to individual and business customers in the United States as well as in the United Kingdom and other international locations. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.
Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan document. A Summary Plan Description (“SPD”) setting forth the highlights of the Plan is available to Members on the Fidelity Net Benefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.
Plan Changes
See Note 9 for a general description of amendments made to the Plan document during 2025 and 2024.
General
The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The trust, as defined in the Plan document, is comprised of the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (“ISPIC”) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Newport Trust Company as fiduciary with respect to the common stock of HIG (“Hartford Stock”) held in The Hartford Stock Fund. The ISPIC may from time to time add investment funds to or eliminate investment funds from the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to the Hartford Stock in The Hartford Stock Fund.
Contributions
Members may elect to contribute a percentage of their eligible compensation (including overtime and certain annual bonuses and sales incentives) and may designate their contributions as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, Members may contribute 1% to 50% of eligible compensation, except that Members who are highly compensated employees may have contribution limits of less than 50% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “IRC”). If Members do not elect otherwise, they are automatically enrolled to make before-tax contributions equal to 6% of eligible compensation. In addition, Members are enrolled in the Automatic Increase Feature, which will increase the amount they contribute from their regular pay by 1% on an annual basis each April, unless they elect otherwise, up to a maximum contribution of 15%. Neither annual bonus contribution elections nor catch up contribution elections are automatically increased. Members age 50 or older in the calendar year can elect to make catch-up contributions of an amount up to the Internal Revenue Service (“IRS”) limit for that year, after contributing at least 6% in any combination of before-tax, Roth 401(k) or after-tax savings. These contributions can be made in addition to any Plan or IRS limits that otherwise apply to Members under age 50.

The Company's contributions include a non-elective contribution of 2% of eligible compensation (“Non-elective Company contributions”) and a dollar-for-dollar matching contribution of up to 6% of eligible compensation contributed by the Member each pay period (“Matching Company contributions”). Prior to January 1, 2013, in addition to matching company contributions, the Company made floor company contributions equal to 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary.
In 2023, the Plan was amended to add a year end Matching Company contribution equal to the difference between the Matching Company contributions actually received by the Member for the plan year and the maximum Matching Company contribution that could have been received if the Matching Company contribution was made at the end of the plan year instead of at the end of each payroll period.

Table of Contents	Note 1 - Description of the Plan
Member contributions in excess of 6% of the eligible compensation are supplemental savings that are not matched by the Company.
Administrative Costs
The trust pays certain administrative expenses of the Plan out of the assets of the trust. Expenses not paid by the trust are borne by the Company.
Member Accounts
Individual accounts are maintained for each Member of the Plan. Each Member’s account is credited with that Member’s contributions and allocations of the associated Matching Company contributions, Non-Elective Company contributions and any investment earnings for the Member’s account, and is charged with withdrawals and an allocation of administrative expenses and investment losses for the Member’s account. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.
Vesting
Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members are 100% vested in Matching Company contributions and Non-Elective Company contributions after two years of service.
Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching and Non-Elective Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of all Company contributions or termination of the Plan.
Investment Options
Members may direct the investment of their future contributions and/or existing account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. Member contributions, Matching Company contributions and Non-Elective Company contributions may be invested in any of the various investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).
Certain investment options are parties-in-interest with The Hartford. See Note 8 for further discussion.
Notes Receivable from Members
Members may borrow from their accounts to a maximum equal to the lesser of $50 or 50% of their vested account balance, reduced by any pre-existing outstanding loan amounts during the last 12 months. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one year to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to retirement, death, disability, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, or, in the case of
Members meeting certain requirements, periodic payments of a fixed amount, a fixed percent, or a fixed timeframe, or over their life expectancy. If a Member was receiving periodic payments, upon the Member's death, the designated beneficiary has the option of receiving the remaining value either in a lump sum or over a period not to exceed ten years for a non-spouse beneficiary (or over the spouse's lifetime).
Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.
Forfeitures
When a Member terminates employment before he or she has vested in his or her Matching Company and Non-Elective Company contributions, the non-vested portion of the Member’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future Company contributions or pay Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2025 and 2024, forfeited non-vested account balances totaled $912 and $4,753, respectively, that had not been applied yet to future contributions or expenses.
These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2025, Matching Company contributions were reduced by $10,401 from forfeitures.

Table of Contents	Note 2 - Accounting Policies

Note 2. Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides various investment options to its Members. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Market risks include global events which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is possible that changes in the values of investments, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for fully benefit-responsive guaranteed investment contracts (“GICs”), which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Members would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). See Note 4 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Investment expenses charged to the Plan for investments in mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment gain (loss) for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are recognized as expenses of the Plan as incurred.
Payment of Benefits
Benefits paid to Members are recorded when distributed.
Contributions
Member, Matching and Non-Elective Company contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.
Excess Contribution Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no such excess contributions in 2025 or 2024.
Notes Receivable from Members
Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Member loans are recorded as deemed distributions based on the terms of the Plan document.
Administrative Expenses
Generally, recordkeeping and trustee/custodian fees of the Plan are paid by the Plan Sponsor. Certain administrative expenses of the Plan are paid by the Plan. Certain transaction fees may be assessed against a Member's account if the Member elects to engage in specific types of transactions with respect to their account.
Investment Management Fees
Investment management fees and trading fees directly related to the Plan investments are paid by the Plan. These expenses are netted against the Plan's investments' net asset value for investments in mutual funds and collective investment trusts.

Table of Contents	Note 3 - Fully Benefit-Responsive Investment Contracts with Financial Institutions
Note 3. Fully Benefit-Responsive Investment Contracts with Financial Institutions
The Plan’s stable value fund ("the Fund") available to Members as an investment option is a separately managed account, managed solely for the Plan, with a stable value fund investment strategy. Members who transfer money out of the Fund on or after January 1, 2021 cannot move that money into the Vanguard Federal Money Market Fund for 90 days. The investment contracts within the stable value fund meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Members if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings based on crediting rates, less Member withdrawals and less administrative expenses. The following represents the disaggregation of contract value between types of investment contracts held by the Plan:

Contract Issuer	Contract Number	Major Credit Ratings	As of 12/31/2025 Investments at Contract Value	As of 12/31/2024 Investments at Contract Value

Synthetic GIC Contracts:
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$162,773	$172,315
American General Life	1646368	AA / Aa2	78,566	83,298
American General Life	1635582	AA+ / Aa1	64,030	65,278
RGA	RGA00058	AA- / Aa3	68,890	73,358
Prudential	GA62433	AA- / Aa3	133,246	142,311
Traditional GIC Contract:
New York Life	GA29021	AA- / Aa3	74,903	79,345
Total			$582,408	$615,905
The key difference between a synthetic guaranteed investment contract ("GIC") and a traditional GIC is that the Plan owns the underlying assets of the synthetic GIC. A synthetic GIC includes a wrapper contract, which is an agreement with the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic and traditional GICs are designed to accrue interest based on crediting rates established by the contract issuers.
The synthetic GICs held by the Plan include wrapper contracts that provide a guarantee that the crediting rate with respect to the applicable underlying assets will not fall below 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.
The Plan also holds a traditional GIC that is a separate account. Under this contract, the underlying assets are maintained in segregated separate accounts of the insurance company and liabilities are supported by the assets held in the separate account and not available to satisfy general account liabilities. The contract issuer is contractually obligated to repay the principal and interest at a specific interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The contract can be terminated at any time at market value.
The Plan’s ability to receive amounts due in accordance with the traditional and the synthetic GIC is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:
1.The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to     be tax-exempt under Section 501(a) of the Internal Revenue Code
2.Premature termination of the traditional GIC contract or the synthetic GIC contracts
3.Plan termination or merger
4.Changes to the Plan’s prohibition on competing investment options
5.Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

Table of Contents	Note 3 - Fully Benefit-Responsive Investment Contracts with Financial Institutions
The Plan Sponsor does not believe that any such events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer or that would limit the ability of the Plan to transact at contract value with the Members.
In addition, certain events allow the issuer to terminate the GIC contracts with the Plan and settle at an amount different from contract value. Examples of such events include the following:
1.An uncured violation of the Plan’s investment guidelines
2.A breach of a material obligation under the contract by the Plan Sponsor
3.A material misrepresentation by the Plan Sponsor
4.A material amendment to the agreements without the consent of the issuer.
Note 4. Fair Value Measurements
The Plan estimates of fair value are based on Accounting Standards Codification ("ASC") 820, Fair Value Measurement, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that observable inputs be used in valuations when available.
The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the level of the input that is least observable to the measurement in its entirety. The three levels of the hierarchy are as follows:
•Level 1 - Fair values based on unadjusted quoted prices for identical assets, or liabilities, in active markets that the Plan has the ability to access at the measurement date.
•Level 2 - Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.
•Level 3 - Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Plan’s best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.
Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used during 2025 or 2024.
Short-term Investments - Valued at quoted prices.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Equity Securities - Valued at the closing price reported on the active market on which the individual securities are traded.
Collective Investment Trusts - Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Member transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2025 and 2024 there were no unfunded commitments or redemption restrictions on collective investment trusts.

Table of Contents	Note 4 - Fair Value Measurements
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2025 and 2024.

	Investment Assets at Fair Value December 31, 2025
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$6,948	$—	$—	$6,948
Mutual Funds	1,090,884	—	—	1,090,884
Equity Securities	747,155	—	—	747,155

Total Investments at fair value	$1,844,987	$—	$—	$1,844,987
Investments at net asset value:
Collective investment trusts				5,647,742

Total investments				$7,492,729

	Investment Assets at Fair Value December 31, 2024
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$6,607	$—	$—	$6,607
Mutual Funds	961,794	—	—	961,794
Equity Securities	712,470	—	—	712,470

Total Investments at fair value	$1,680,871	$—	$—	$1,680,871
Investments at net asset value:
Collective investment trusts				4,849,388

Total investments				$6,530,259
The Plan Sponsor's Investment and Savings Plan Investment Committee, which oversees the Plan’s menu of investments, works with an unaffiliated investment consultant to monitor the performance of Plan investments, periodically reviews the Plan’s menu of investments and, when appropriate, makes changes.
The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Note 5. Federal Income Tax Status
The IRS has determined and informed the Company by letter dated June 13, 2017 that the Plan and related Trust are designed in accordance with the applicable regulations of the IRC. While the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. No provision for income taxes has been included in the Plan’s financial statements.
Note 6. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust

Table of Contents	Note 4 - Fair Value Measurements
hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, affected Members automatically become fully vested in their accounts.

Note 7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2025 and 2024:

	2025	2024
Net assets available for benefits per accompanying financial statements	$8,164,695	$7,234,829
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(23,342)	(52,832)
Net assets per Form 5500	$8,141,353	$7,181,997
The following is a reconciliation of total investment income, contributions and interest income on notes receivable on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2025:

Total contributions, investment income and interest income on notes receivable from Members per accompanying financial statements	$1,590,579
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	52,832
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of the year	(23,342)
Total income per Form 5500	$1,620,069
The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2025:

Benefits paid to Members per accompanying financial statements	$653,561
Deduct amounts allocated to deemed loan distributions	(120)
Benefits paid to Members per Form 5500	$653,441
Note 8. Exempt Party-in-Interest Transactions
Certain Plan investments include shares of mutual funds that are advised and distributed by a subsidiary and shares of Hartford Stock. At December 31, 2025 and 2024, the fair value of affiliated mutual funds held by the Plan was $906,525 and $800,539, respectively. At December 31, 2025 and 2024, the Plan held 2,459,709 shares and 2,666,134 shares of Hartford Stock with a cost basis of $88,371 and $94,356, respectively. The shares of Hartford Stock had a fair value of $338,948 and $291,675 at December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, purchases of shares by the Plan totaled $2,025 and $1,961, respectively, and sales of shares by the Plan totaled $28,097 and $29,797, respectively. During the year ended December 31, 2025, the Plan recorded dividend income from Hartford Stock and The Hartford’s mutual funds of $5,448.
The Plan also issues loans to Members, which are secured by the vested balances in the Members' accounts.
Note 9. Plan Amendments and Other Changes
Effective January 1, 2024, the Plan was amended to:
•No longer require 90 days of service before participants are eligible to receive Matching Company contributions and Non-Elective Company contributions; and
•Change the vesting schedule so that a participant who has service with the Company on or after January 1, 2024, will be 100% vested in all company contributions after two years of service. Prior to the amendment, certain participants did not become 100% vested in company contributions until after three years of service.
Effective January 1, 2025, the Plan was amended and restated to:
•Provide for an increased Roth and before tax catch up contribution limit for Members who attain age 60 but would not attain age 64 before the close of the applicable taxable year;
•Allow a hardship withdrawal in the case of domestic abuse; and

•Allow a Member to receive a qualified disaster recovery withdrawal.
Effective February 6, 2025, the Company changed its name from The Hartford Financial Services Group, Inc. to The Hartford Insurance Group, Inc.

Table of Contents	Note 11- Non-Exempt Party in Interest Transaction
Note 10. Subsequent Events
Management has evaluated events subsequent to December 31, 2025, through the date the financial statements were issued, noting there are no subsequent events requiring adjustment or disclosure in the financial statements.
Note 11. Non-Exempt Party in Interest Transaction
During the year ended 2025, the Company failed to remit certain employee bonus contributions to the Plan aggregating $20. These bonus contributions are included in the Plan's receivables at December 31, 2025. The Company computed the lost earnings on these 2025 deposits and subsequently remitted the deposits and made a contribution for lost earnings to the Plan. The Hartford Fire Insurance Company filed a Form 5330 and paid the excise tax in 2026.

******

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Question 4a - Schedule of Delinquent Participant Contributions
For the year ended December 31, 2025
($ In Thousands)

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51

Check here if late participant loan contributions are included [X]

2025 participant contributions transferred late to the Plan	$—	$20	$—	$20

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	AAR CORP		**	$1,094
	AMERICAN WOODMARK CORP		**	831
	ASHLAND INC		**	1,241
	ATLANTIC UNION BANKSHARES CO		**	1,424
	AVIENT CORP		**	1,258
	BLACKBAUD INC		**	1,184
	BRUKER CORP		**	1,955
	CACTUS INC A		**	1,393
	CENTURI HOLDINGS INC		**	1,037
	CENTURY COMMUNITIES INC		**	654
	CNX RESOURCES CORP		**	1,070
	COLUMBIA BANKING SYSTEM INC		**	1,573
	CONMED CORP		**	1,085
	CTS CORP		**	661
	CUSHMAN + WAKEFIELD LTD		**	1,685
	CVB FINANCIAL CORP		**	1,119
	DIODES INC		**	1,414
	ELANCO ANIMAL HEALTH INC		**	1,591
	ENOVIS CORP		**	726
	ENVISTA HOLDINGS CORP		**	1,177
	FIRST FINANCIAL BANCORP		**	1,001
	FIRST INDUSTRIAL REALTY TR		**	735
	FIVE BELOW		**	713
	FNB CORP		**	1,688
	FOUR CORNERS PROPERTY TRUST		**	731
	GATES INDUSTRIAL CORP PLC		**	1,149
	GENTHERM INC		**	881
	GOVERNMENT STIF 12		**	1,884
	H.B. FULLER CO.		**	839
	HELIOS TECHNOLOGIES INC		**	1,595
	HIGHWOODS PROPERTIES INC		**	636
	HUB GROUP INC CL A		**	1,641
	ICHOR HOLDINGS LTD		**	1,081
	ICU MEDICAL INC		**	810
	INDEPENDENCE REALTY TRUST IN		**	743
	INTEGER HOLDINGS CORP		**	1,436
	IPG PHOTONICS CORP		**	1,273
	J + J SNACK FOODS CORP		**	768
	JBT MAREL CORP		**	1,372
	KENNAMETAL INC		**	930
	KITE REALTY GROUP TRUST		**	1,277

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	KORN FERRY		**	1,157
	MALIBU BOATS INC A		**	845
	MATADOR RESOURCES CO		**	742
	MATERION CORP		**	772
	METHANEX CORP		**	1,104
	MILLERKNOLL INC		**	1,300
	MOOG INC CLASS A		**	1,000
	NOMAD FOODS LTD		**	1,581
	NORTHWESTERN ENERGY GROUP IN		**	1,431
	NVENT ELECTRIC PLC		**	856
	OLD NATIONAL BANCORP		**	1,682
	ONE GAS INC		**	1,182
	PATTERSON UTI ENERGY INC		**	796
	PEBBLEBROOK HOTEL TRUST		**	788
	PLEXUS CORP		**	793
	PRICESMART INC		**	842
	PRIMO BRANDS CORP		**	611
	PROVIDENT FINANCIAL SERVICES		**	1,113
	QUAKER CHEMICAL CORPORATION		**	1,068
	QUANEX BUILDING PRODUCTS		**	655
	RENASANT CORP		**	1,612
	ROGERS CORP		**	1,388
	RYMAN HOSPITALITY PROPERTIES		**	949
	SELECTIVE INSURANCE GROUP		**	806
	SMARTSTOP SELF STORAGE REIT		**	740
	STAG INDUSTRIAL INC		**	1,032
	TOWNE BANK		**	1,457
	TRI POINTE HOMES INC		**	988
	UNITED BANKSHARES INC		**	1,449
	UNITED COMMUNITY BANKS/GA		**	1,150
	VALVOLINE INC		**	972
	VISTEON CORP		**	814
	WEATHERFORD INTERNATIONAL PL		**	1,526
	WERNER ENTERPRISES INC		**	1,319
	Chartwell Equity Securities Total			$83,875
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Clearing Account
	State Street Bank and Trust		**	$298
	Clearing Account Total			$298
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Collective Investment Trusts
	SSGA	SSGA Real Asset Fund	**	$23,266
	SPRUCEGROVE	INTERNATIONAL STOCK FUND	**	108,645
	State Street	SSGA S&P 500 INDEX NON LENDING	**	1,450,383
	State Street	SSGA RUSSELL SMALL/MIDCAP	**	193,367
	State Street	SSGA GLOBAL ALL CAP EQTY X-US	**	319,025
	VANGUARD GROUP	TARGET RETIREMENT INCOME FUND	**	97,462
	VANGUARD GROUP	TARGET RETIREMENT 2020	**	65,503
	VANGUARD GROUP	TARGET RETIREMENT 2025	**	304,293
	VANGUARD GROUP	TARGET RETIREMENT 2030	**	305,163
	VANGUARD GROUP	TARGET RETIREMENT 2035	**	591,222
	VANGUARD GROUP	TARGET RETIREMENT 2040	**	321,662
	VANGUARD GROUP	TARGET RETIREMENT 2045	**	555,419
	VANGUARD GROUP	TARGET RETIREMENT 2050	**	362,680
	VANGUARD GROUP	TARGET RETIREMENT 2055	**	258,417
	VANGUARD GROUP	TARGET RETIREMENT 2060	**	147,733
	VANGUARD GROUP	TARGET RETIREMENT 2065	**	44,232
	VANGUARD GROUP	TARGET RETIREMENT 2070	**	8,514
	Collective Investment Trusts Total			$5,156,986
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Loomis Sayles Growth Fund
	LOOMIS SAYLES TR CO LLC		**	$469,893
	Loomis Sayles Growth Fund Total			$469,893
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Lee Munder Equity Securities
	AERCAP HOLDINGS NV		**	$1,590
	AGILENT TECHNOLOGIES INC		**	2,233
	AGREE REALTY CORP		**	1,867
	AKAMAI TECHNOLOGIES INC		**	2,332
	ALLSTATE CORP		**	1,265
	ALLY FINANCIAL INC		**	1,926
	AMERICAN INTERNATIONAL GROUP		**	1,598
	AMERIPRISE FINANCIAL INC		**	1,360
	ARAMARK		**	1,916
	AXALTA COATING SYSTEMS LTD		**	1,698
	BALL CORP		**	1,515
	BLUE OWL CAPITAL INC		**	1,551
	BORGWARNER INC		**	1,021
	CASEY S GENERAL STORES INC		**	1,385
	CENCORA INC		**	2,200
	CENTERPOINT ENERGY INC		**	1,618
	CLEAN HARBORS INC		**	2,804
	CONSTELLATION BRANDS INC A		**	765
	COTERRA ENERGY INC		**	1,560
	DARLING INGREDIENTS INC		**	1,357
	DIAMONDBACK ENERGY INC		**	1,562
	DOLLAR TREE INC		**	1,348
	DOVER CORP		**	2,015
	DTE ENERGY COMPANY		**	2,133
	EAGLE MATERIALS INC		**	1,664
	ENCOMPASS HEALTH CORP		**	2,213
	ENTERGY CORP		**	2,050
	ENVISTA HOLDINGS CORP		**	708
	EPAM SYSTEMS INC		**	1,814
	ESSEX PROPERTY TRUST INC		**	1,543
	EVERCORE INC A		**	2,296
	EVERGY INC		**	2,042
	FIRST HORIZON CORP		**	2,703
	GENPACT LTD		**	1,843
	GENTEX CORP		**	916
	GOVERNMENT STIF 12		**	1,918
	HASBRO INC		**	1,896
	HEXCEL CORP		**	2,047
	HOST HOTELS + RESORTS INC		**	1,023
	HUMANA INC		**	1,519
	INGREDION INC		**	1,064

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Lee Munder Equity Securities
	INTL FLAVORS + FRAGRANCES		**	1,018
	ISHARES S+P MID CAP 400 VALUE		**	1,112
	KEYSIGHT TECHNOLOGIES IN		**	3,618
	L3HARRIS TECHNOLOGIES INC		**	1,677
	LABCORP HOLDINGS INC		**	2,053
	LAMB WESTON HOLDINGS INC		**	1,022
	LEIDOS HOLDINGS INC		**	1,820
	LKQ CORP		**	948
	LUMENTUM HOLDINGS INC		**	3,077
	MICROCHIP TECHNOLOGY INC		**	2,676
	MID AMERICA APARTMENT COMM		**	1,674
	PACKAGING CORP OF AMERICA		**	1,771
	PARKER HANNIFIN CORP		**	1,261
	PERMIAN RESOURCES CORP CL A		**	1,559
	PTC INC		**	2,252
	REGAL REXNORD CORP		**	2,911
	REINSURANCE GROUP OF AMERICA		**	2,597
	SLB LTD		**	2,212
	SNAP ON INC		**	1,232
	SOUTHSTATE BANK CORP		**	1,459
	STARWOOD PROPERTY TRUST INC		**	1,533
	TYSON FOODS INC CL A		**	989
	VALVOLINE INC		**	1,345
	WABTEC CORP		**	1,883
	WEBSTER FINANCIAL CORP		**	2,237
	WEC ENERGY GROUP INC		**	1,479
	WESCO INTERNATIONAL INC		**	3,155
	WILLIS TOWERS WATSON PLC		**	2,130
	XCEL ENERGY INC		**	1,439
	ZIMMER BIOMET HOLDINGS INC		**	1,580
	Lee Munder Equity Securities Total			$125,597
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	A10 NETWORKS INC		**	$168
	AAON INC		**	117
	ABERCROMBIE + FITCH CO CL A		**	496
	ACADIA PHARMACEUTICALS INC		**	106
	ACI WORLDWIDE INC		**	340
	ADAPTIVE BIOTECHNOLOGIES		**	178
	ADDUS HOMECARE CORP		**	173
	ADMA BIOLOGICS INC		**	275
	AFFILIATED MANAGERS GROUP		**	279
	AGILYSYS INC		**	354
	ALAMO GROUP INC		**	42
	ALAMOS GOLD INC CLASS A		**	78
	ALARM.COM HOLDINGS INC		**	147
	ALKERMES PLC		**	294
	ALLISON TRANSMISSION HOLDING		**	212
	ALPHA METALLURGICAL RESOURCE		**	160
	AMERICAN HEALTHCARE REIT INC		**	305
	API GROUP CORP		**	374
	APOGEE THERAPEUTICS INC		**	193
	APPFOLIO INC A		**	459
	APPLIED DIGITAL CORP		**	44
	APPLIED INDUSTRIAL TECH INC		**	377
	ARCELLX INC		**	200
	ARCHER AVIATION INC A		**	32
	ARCUTIS BIOTHERAPEUTICS INC		**	72
	ARGAN INC		**	105
	ARROWHEAD PHARMACEUTICALS IN		**	145
	ASBURY AUTOMOTIVE GROUP		**	112
	ASCENDIS PHARMA A/S ADR		**	175
	ASTERA LABS INC		**	67
	ATI INC		**	350
	ATMUS FILTRATION TECHNOLOGIE		**	614
	AXALTA COATING SYSTEMS LTD		**	226
	AXCELIS TECHNOLOGIES INC		**	219
	AXSOME THERAPEUTICS INC		**	618
	AZZ INC		**	202
	BADGER METER INC		**	238
	BALCHEM CORP		**	171
	BANCORP INC/THE		**	407
	BEAM THERAPEUTICS INC		**	255
	BEL FUSE INC CL B		**	462

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	BELDEN INC		**	719
	BETA TECHNOLOGIES INC CL A		**	47
	BICARA THERAPEUTICS INC		**	47
	BILL HOLDINGS INC		**	388
	BILLIONTOONE INC CL A		**	31
	BIOHAVEN LTD		**	74
	BIRKENSTOCK HOLDING PLC		**	238
	BLACKLINE INC		**	94
	BLOOM ENERGY CORP A		**	504
	BOOT BARN HOLDINGS INC		**	388
	BOOZ ALLEN HAMILTON HOLDINGS		**	195
	BOYD GAMING CORP		**	313
	BRIDGEBIO PHARMA INC		**	689
	BRIGHTSPRING HEALTH SERVICES		**	594
	BRINK S CO/THE		**	399
	BRINKER INTERNATIONAL INC		**	203
	BROADRIDGE FINANCIAL SOLUTIO		**	75
	BUILD A BEAR WORKSHOP INC		**	158
	BWX TECHNOLOGIES INC		**	213
	CABOT CORP		**	226
	CACI INTERNATIONAL INC CL A		**	103
	CARGURUS INC		**	76
	CARIS LIFE SCIENCES INC		**	38
	CARPENTER TECHNOLOGY		**	275
	CARS.COM INC		**	67
	CASEY S GENERAL STORES INC		**	193
	CATALYST PHARMACEUTICALS INC		**	123
	CAVA GROUP INC		**	53
	CAVCO INDUSTRIES INC		**	447
	CCC INTELLIGENT SOLUTIONS HO		**	388
	CELCUITY INC		**	122
	CELLDEX THERAPEUTICS INC		**	101
	CENTESSA PHARMACEUTICALS ADR		**	101
	CENTRUS ENERGY CORP CLASS A		**	268
	CG ONCOLOGY INC		**	259
	CHURCHILL DOWNS INC		**	148
	CIRRUS LOGIC INC		**	170
	CLEARWATER ANALYTICS HDS A		**	381
	COCA COLA CONSOLIDATED INC		**	242
	COEUR MINING INC		**	433
	COGENT BIOSCIENCES INC		**	229
	COGNEX CORP		**	356

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	COMMVAULT SYSTEMS INC		**	355
	CONCENTRA GROUP HOLDINGS PAR		**	127
	CONMED CORP		**	45
	CORCEPT THERAPEUTICS INC		**	52
	CORE SCIENTIFIC INC		**	44
	CORVEL CORP		**	93
	COVISTA INC		**	329
	CRANE CO		**	216
	CREDO TECHNOLOGY GROUP HOLDI		**	870
	CRINETICS PHARMACEUTICALS IN		**	387
	CROCS INC		**	125
	CSW INDUSTRIALS INC		**	321
	CURTISS WRIGHT CORP		**	287
	CYBERARK SOFTWARE LTD/ISRAEL		**	79
	CYTOKINETICS INC		**	145
	DECKERS OUTDOOR CORP		**	106
	DENALI THERAPEUTICS INC		**	179
	DESCARTES SYSTEMS GRP/THE		**	412
	DIANTHUS THERAPEUTICS INC		**	40
	DISC MEDICINE INC		**	216
	DORMAN PRODUCTS INC		**	284
	DOUBLEVERIFY HOLDINGS INC		**	172
	DUOLINGO		**	105
	DUTCH BROS INC CLASS A		**	245
	DYCOM INDUSTRIES INC		**	329
	DYNE THERAPEUTICS INC		**	114
	EAGLE MATERIALS INC		**	156
	ELEMENT SOLUTIONS INC		**	82
	ELF BEAUTY INC		**	265
	EMCOR GROUP INC		**	82
	ENCOMPASS HEALTH CORP		**	429
	ENERGY FUELS INC		**	22
	ENOVA INTERNATIONAL INC		**	374
	ENSIGN GROUP INC/THE		**	737
	ENTEGRIS INC		**	235
	EOS ENERGY ENTERPRISES INC		**	30
	EPLUS INC		**	155
	EQUITABLE HOLDINGS INC		**	409
	ESAB CORP		**	600
	ESCO TECHNOLOGIES INC		**	192
	EURONET WORLDWIDE INC		**	78
	EVERPURE INC		**	74

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	EVERTEC INC		**	141
	EXLSERVICE HOLDINGS INC		**	267
	FABRINET		**	1,432
	FEDERAL SIGNAL CORP		**	579
	FIRST BANCORP PUERTO RICO		**	463
	FIRSTCASH HOLDINGS INC		**	594
	FLUENCE ENERGY INC		**	47
	FLUOR CORP		**	79
	FRESHWORKS INC CL A		**	137
	FRONTDOOR INC		**	345
	FTAI AVIATION LTD		**	183
	FTI CONSULTING INC		**	214
	GALAXY DIGITAL INC A		**	88
	GENPACT LTD		**	313
	GITLAB INC CL A		**	94
	GLOBUS MEDICAL INC A		**	384
	GOVERNMENT STIF 12		**	448
	GRAIL INC		**	34
	GRAND CANYON EDUCATION INC		**	230
	GRANITE CONSTRUCTION INC		**	69
	GREEN BRICK PARTNERS INC		**	263
	GRIFFON CORP		**	221
	GROUP 1 AUTOMOTIVE INC		**	260
	GUARDANT HEALTH INC		**	693
	GULFPORT ENERGY CORP		**	187
	GXO LOGISTICS INC		**	147
	H+R BLOCK INC		**	169
	HAEMONETICS CORP/MASS		**	197
	HALOZYME THERAPEUTICS INC		**	35
	HAMILTON LANE INC CLASS A		**	67
	HEALTHEQUITY INC		**	413
	HEARTFLOW INC		**	41
	HEXCEL CORP		**	276
	HIMS + HERS HEALTH INC		**	107
	HUBSPOT INC		**	169
	HURON CONSULTING GROUP INC		**	231
	IDEAYA BIOSCIENCES INC		**	31
	IES HOLDINGS INC		**	157
	IMAX CORP		**	148
	IMMUNOME INC		**	49
	IMMUNOVANT INC		**	28
	IMPINJ INC		**	226

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	INSMED INC		**	131
	INSPIRE MEDICAL SYSTEMS INC		**	61
	INSTALLED BUILDING PRODUCTS		**	385
	INTERDIGITAL INC		**	1,042
	INTERNATIONAL BANCSHARES CRP		**	115
	INTERPARFUMS INC		**	131
	IONIS PHARMACEUTICALS INC		**	193
	IONQ INC		**	388
	IRHYTHM HOLDINGS INC		**	62
	ITRON INC		**	315
	IVANHOE ELECTRIC INC / US		**	99
	JANUX THERAPEUTICS INC		**	18
	JBT MAREL CORP		**	286
	JFROG LTD		**	81
	KADANT INC		**	389
	KARMAN HOLDINGS INC		**	403
	KIRBY CORP		**	238
	KNIFE RIVER CORP		**	272
	KONTOOR BRANDS INC		**	113
	KRATOS DEFENSE + SECURITY		**	235
	KRYSTAL BIOTECH INC		**	193
	KYMERA THERAPEUTICS INC		**	438
	LAMAR ADVERTISING CO A		**	212
	LANTHEUS HOLDINGS INC		**	379
	LATTICE SEMICONDUCTOR CORP		**	432
	LAUREATE EDUCATION INC		**	301
	LAZARD INC		**	138
	LEGALZOOMCOM INC		**	121
	LEMAITRE VASCULAR INC		**	178
	LENZ THERAPEUTICS INC		**	27
	LEONARDO DRS INC		**	179
	LIBERTY LIVE HOLDINGS C		**	226
	LOUISIANA PACIFIC CORP		**	124
	MACOM TECHNOLOGY SOLUTIONS H		**	379
	MADRIGAL PHARMACEUTICALS INC		**	436
	MAGNITE INC		**	75
	MANHATTAN ASSOCIATES INC		**	196
	MAREX GROUP PLC		**	410
	MARQETA INC A		**	177
	MATADOR RESOURCES CO		**	113
	MEDPACE HOLDINGS INC		**	250
	MERIT MEDICAL SYSTEMS INC		**	399

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	MINERALYS THERAPEUTICS INC		**	130
	MIRUM PHARMACEUTICALS INC		**	260
	MKS INC		**	346
	MODINE MANUFACTURING CO		**	546
	MOELIS + CO CLASS A		**	170
	MONDAY.COM LTD		**	69
	MONOLITHIC POWER SYSTEMS INC		**	245
	MONTE ROSA THERAPEUTICS INC		**	73
	MOOG INC CLASS A		**	206
	MP MATERIALS CORP		**	125
	MUELLER INDUSTRIES INC		**	499
	NATERA INC		**	406
	NAVAN INC CL A		**	52
	NCINO INC		**	49
	NEUROCRINE BIOSCIENCES INC		**	169
	NEWMARKET CORP		**	284
	NEXSTAR MEDIA GROUP INC		**	218
	NEXTPOWER INC CL A		**	799
	NOVANTA INC		**	205
	NURIX THERAPEUTICS INC		**	89
	NUVALENT INC A		**	370
	NVENT ELECTRIC PLC		**	432
	OKTA INC		**	162
	OLLIE S BARGAIN OUTLET HOLDI		**	164
	ONTO INNOVATION INC		**	242
	OPTION CARE HEALTH INC		**	383
	ORIC PHARMACEUTICALS INC		**	44
	OSCAR HEALTH INC CLASS A		**	80
	OSI SYSTEMS INC		**	458
	PALOMAR HOLDINGS INC		**	252
	PAYONEER GLOBAL INC		**	362
	PEGASYSTEMS INC		**	246
	PENUMBRA INC		**	409
	PERFORMANCE FOOD GROUP CO		**	76
	PERMIAN RESOURCES CORP CL A		**	334
	PHOTRONICS INC		**	194
	PINTEREST INC CLASS A		**	186
	PLANET FITNESS INC CL A		**	389
	POPULAR INC		**	363
	POWELL INDUSTRIES INC		**	64
	POWER INTEGRATIONS INC		**	68
	PRAXIS PRECISION MEDICINES I		**	265

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	PRESTIGE CONSUMER HEALTHCARE		**	206
	PRICESMART INC		**	178
	PRIMERICA INC		**	251
	PRIMORIS SERVICES CORP		**	384
	PROCEPT BIOROBOTICS CORP		**	46
	PROCORE TECHNOLOGIES INC		**	145
	PROTAGONIST THERAPEUTICS INC		**	87
	PTC INC		**	405
	PTC THERAPEUTICS INC		**	236
	Q2 HOLDINGS INC		**	258
	QUALYS INC		**	157
	RADNET INC		**	285
	RAMBUS INC		**	1,129
	RANGE RESOURCES CORP		**	247
	RBC BEARINGS INC		**	104
	REPLIGEN CORP		**	199
	REPLIMUNE GROUP INC		**	158
	REVOLUTION MEDICINES INC		**	202
	REXFORD INDUSTRIAL REALTY IN		**	92
	RHYTHM PHARMACEUTICALS INC		**	346
	RIGETTI COMPUTING INC		**	128
	ROIVANT SCIENCES LTD		**	82
	RPM INTERNATIONAL INC		**	291
	RYMAN HOSPITALITY PROPERTIES		**	238
	SAIA INC		**	351
	SCHOLAR ROCK HOLDING CORP		**	345
	SEZZLE INC		**	175
	SHARKNINJA INC		**	78
	SHIFT4 PAYMENTS INC CLASS A		**	117
	SHOALS TECHNOLOGIES GROUP A		**	57
	SIMPLY GOOD FOODS CO/THE		**	93
	SIMPSON MANUFACTURING CO INC		**	297
	SITEONE LANDSCAPE SUPPLY INC		**	333
	SITIME CORP		**	296
	SKYWARD SPECIALTY INSURANCE		**	391
	SMARTSTOP SELF STORAGE REIT		**	121
	SOLENO THERAPEUTICS INC		**	191
	SPROUTS FARMERS MARKET INC		**	62
	SPS COMMERCE INC		**	132
	SPX TECHNOLOGIES INC		**	757
	SPYRE THERAPEUTICS INC		**	90
	STEPSTONE GROUP INC CLASS A		**	242

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	STERIS PLC		**	192
	STERLING INFRASTRUCTURE INC		**	729
	STOKE THERAPEUTICS INC		**	79
	STONEX GROUP INC		**	713
	STRIDE INC		**	237
	SUN COUNTRY AIRLINES HOLDING		**	137
	SYNAPTICS INC		**	96
	TECHNIPFMC PLC		**	661
	TELEDYNE TECHNOLOGIES INC		**	569
	TENET HEALTHCARE CORP		**	577
	TERADATA CORP		**	67
	TG THERAPEUTICS INC		**	116
	TIDEWATER INC		**	81
	TKO GROUP HOLDINGS INC		**	83
	TOPBUILD CORP		**	196
	TORO CO		**	228
	TPG INC		**	160
	TRANSMEDICS GROUP INC		**	259
	TRAVEL LEISURE CO		**	163
	TRAVERE THERAPEUTICS INC		**	84
	UFP TECHNOLOGIES INC		**	297
	ULTRAGENYX PHARMACEUTICAL IN		**	71
	UMB FINANCIAL CORP		**	207
	UNITED PARKS + RESORTS INC		**	66
	UNIVERSAL TECHNICAL INSTITUT		**	177
	UPWORK INC		**	721
	URANIUM ENERGY CORP		**	526
	URBAN OUTFITTERS INC		**	40
	VALMONT INDUSTRIES		**	383
	VAXCYTE INC		**	67
	VERA THERAPEUTICS INC		**	372
	VERRA MOBILITY CORP		**	99
	VIPER ENERGY INC CL A		**	261
	VIRIDIAN THERAPEUTICS INC		**	178
	VISTEON CORP		**	232
	VITAL FARMS INC		**	154
	VSE CORP		**	44
	WARRIOR MET COAL INC		**	400
	WATTS WATER TECHNOLOGIES A		**	667
	WAVE LIFE SCIENCES LTD		**	194
	WAYSTAR HOLDING CORP		**	289
	WEATHERFORD INTERNATIONAL PL		**	460

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	WEBSTER FINANCIAL CORP		**	391
	WINGSTOP INC		**	257
	WOODWARD INC		**	314
	WORKIVA INC		**	271
	XENCOR INC		**	87
	XENON PHARMACEUTICALS INC		**	70
	T. Rowe Price Total			$83,389
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Loan Fund
*	Notes receivable from Members	Notes receivable from Members, various maturity dates through 12/31/2033, bearing interest at rates from 4.25% - 9.25%		$80,492
	Loan Fund Total			$80,492
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Master Expense Account
*	HARTFORD MASTER EXPENSE FUND		**	$11
	Master Expense Account Total			$11
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Mutual Funds
*	CIFII INTERNATIONAL OPPORTUNIT		**	$108,341
*	HARTFORD HLS MUT FDS		**	474,462
	VANGUARD FEDERAL MONEY MARKET		**	184,359
*	WELLINGTON CORE BOND PLUS CIT		**	323,722
	Mutual Funds Total			$1,090,884
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	JP Morgan International Finance Limited
	AFFIRM HOLDINGS INC		**	$491
	AGILENT TECHNOLOGIES INC		**	698
	ALKERMES PLC		**	587
	ALNYLAM PHARMACEUTICALS INC		**	2,623
	AMETEK INC		**	920
	ARCELLX INC		**	293
	ARES MANAGEMENT CORP A		**	1,825
	ARTHUR J GALLAGHER + CO		**	771
	AUTOZONE INC		**	956
	AXON ENTERPRISE INC		**	1,286
	BRIGHT HORIZONS FAMILY SOLUT		**	519
	BROADRIDGE FINANCIAL SOLUTIO		**	1,262
	BURLINGTON STORES INC		**	1,509
	BWX TECHNOLOGIES INC		**	742
	CARIS LIFE SCIENCES INC		**	268
	CARLISLE COS INC		**	587
	CARVANA CO		**	2,973
	CASEY S GENERAL STORES INC		**	1,169
	CBRE GROUP INC A		**	1,520
	CENCORA INC		**	2,675
	CHENIERE ENERGY INC		**	1,175
	CHIPOTLE MEXICAN GRILL INC		**	443
	CIENA CORP		**	1,227
	CLOUDFLARE INC CLASS A		**	2,427
	COINBASE GLOBAL INC CLASS A		**	622
	COMFORT SYSTEMS USA INC		**	2,162
	CORCEPT THERAPEUTICS INC		**	128
	COUPANG INC		**	562
	CREDO TECHNOLOGY GROUP HOLDI		**	439
	CROWN CASTLE INC		**	574
	CYBERARK SOFTWARE LTD/ISRAEL		**	830
	DATADOG INC CLASS A		**	1,455
	DEXCOM INC		**	1,198
	DISC MEDICINE INC		**	310
	DOORDASH INC A		**	918
	EAGLE MATERIALS INC		**	674
	EOG RESOURCES INC		**	766
	ESAB CORP		**	601
	FABRINET		**	787
	FIGMA INC CL A		**	174
	FLUTTER ENTERTAINMENT PLC DI		**	2,169

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	JP Morgan International Finance Limited
	FTAI AVIATION LTD		**	1,367
	GARMIN LTD		**	533
	GARTNER INC		**	449
	GOVERNMENT STIF 12		**	1,752
	HEICO CORP CLASS A		**	1,742
	HILTON WORLDWIDE HOLDINGS IN		**	3,749
	HOWMET AEROSPACE INC		**	3,053
	HUBSPOT INC		**	1,423
	IDEXX LABORATORIES INC		**	1,367
	INGERSOLL RAND INC		**	509
	INSMED INC		**	2,731
	INTERACTIVE BROKERS GRO CL A		**	575
	IONIS PHARMACEUTICALS INC		**	643
	IQVIA HOLDINGS INC		**	880
	IRHYTHM HOLDINGS INC		**	403
	ITT INC		**	1,164
	JAMES HARDIE IND PLC		**	576
	JFROG LTD		**	645
	LEVI STRAUSS + CO CLASS A		**	460
	LIVE NATION ENTERTAINMENT IN		**	666
	LPL FINANCIAL HOLDINGS INC		**	1,078
	METTLER TOLEDO INTERNATIONAL		**	548
	MONDAY.COM LTD		**	399
	MONGODB INC		**	1,448
	MONOLITHIC POWER SYSTEMS INC		**	1,109
	MSCI INC		**	1,401
	NATERA INC		**	1,960
	NEUROCRINE BIOSCIENCES INC		**	1,530
	NUTANIX INC A		**	487
	NUVALENT INC A		**	614
	OKTA INC		**	624
	ON HOLDING AG CLASS A		**	1,128
	ON SEMICONDUCTOR		**	214
	PENUMBRA INC		**	1,088
	PERFORMANCE FOOD GROUP CO		**	1,070
	PLANET FITNESS INC CL A		**	1,041
	QUANTA SERVICES INC		**	2,661
	RAMBUS INC		**	565
	RAYMOND JAMES FINANCIAL INC		**	1,030
	REDDIT INC CL A		**	2,126
	RHYTHM PHARMACEUTICALS INC		**	514

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	JP Morgan International Finance Limited
	ROBINHOOD MARKETS INC A		**	1,415
	ROBLOX CORP CLASS A		**	1,768
	ROCKET COS INC CLASS A		**	962
	ROCKET LAB CORP		**	1,446
	ROYAL CARIBBEAN CRUISES LTD		**	3,522
	RUBRIK INC A		**	409
	SNOWFLAKE INC		**	949
	SOMNIGROUP INTERNATIONAL INC		**	1,531
	TAKE TWO INTERACTIVE SOFTWRE		**	1,837
	TECHNIPFMC PLC		**	489
	TELEDYNE TECHNOLOGIES INC		**	817
	TERADYNE INC		**	1,200
	THOR INDUSTRIES INC		**	609
	TPG INC		**	654
	TRADEWEB MARKETS INC CLASS A		**	756
	TRANE TECHNOLOGIES PLC		**	706
	TWILIO INC A		**	949
	TYLER TECHNOLOGIES INC		**	463
	ULTA BEAUTY INC		**	1,516
	ULTRAGENYX PHARMACEUTICAL IN		**	367
	UNIQURE NV		**	137
	US DOLLAR		**	2
	VEEVA SYSTEMS INC CLASS A		**	1,645
	VERALTO CORP		**	697
	VERTIV HOLDINGS CO A		**	2,291
	VISTRA CORP		**	2,544
	WILLIAMS COS INC		**	1,462
	WINGSTOP INC		**	406
	WYNN RESORTS LTD		**	606
	JP Morgan International Finance Limited Total			$122,792
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Separate Account GIC
	New York Life		**	$71,847
	Separate Account GIC Total			$71,847
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	AMAZON.COM INC	2.100%	5/12/2031	**	$723
	AMERICAN EXPRESS CO	2.550%	3/4/2027	**	641
	AMERICAN EXPRESS CREDIT ACCOUN	4.510%	4/15/2032	**	973
	AMERICAN EXPRESS CREDIT ACCOUN	4.800%	5/15/2030	**	1,024
	AMERICAN HONDA FINANCE	2.000%	3/24/2028	**	719
	AMPHENOL CORP	2.200%	9/15/2031	**	625
	APPLE INC	1.400%	8/5/2028	**	472
	ARTHUR J GALLAGHER + CO	2.400%	11/9/2031	**	669
	AT+T INC	4.350%	3/1/2029	**	1,131
	BALTIMORE GAS + ELECTRIC	2.250%	6/15/2031	**	677
	BANK OF AMERICA CORP	2.087%	6/14/2029	**	1,431
	BANK OF AMERICA CREDIT CARD TR	4.310%	5/15/2030	**	779
	BANK OF NOVA SCOTIA	2.450%	2/2/2032	**	893
	BLACKROCK INC	1.900%	1/28/2031	**	539
	BNP PARIBAS	2.159%	9/15/2029	**	473
	BOSTON SCIENTIFIC CORP	2.650%	6/1/2030	**	706
	BP CAP MARKETS AMERICA	2.721%	1/12/2032	**	683
	CAPITAL ONE FINANCIAL CO	3.273%	3/1/2030	**	970
	CAPITAL ONE MULTI ASSET EXECUT	4.020%	9/15/2032	**	2,000
	CFCRE COMMERCIAL MORTGAGE TRUS	3.585%	12/10/2054	**	655
	CHASE ISSUANCE TRUST	4.630%	1/15/2031	**	812
	CIGNA GROUP/THE	4.375%	10/15/2028	**	631
	COMCAST CORP	4.150%	10/15/2028	**	628
	COMMONWEALTH EDISON CO	2.950%	8/15/2027	**	986
	DANSKE BANK A/S	1.549%	9/10/2027	**	584
	DEUTSCHE BANK NY	1.686%	3/19/2026	**	498
	DIAGEO CAPITAL PLC	2.375%	10/24/2029	**	705
	DOMINION ENERGY SOUTH	2.300%	12/1/2031	**	357
	DUKE ENERGY CAROLINAS	2.850%	3/15/2032	**	687
	ENTERGY MISSISSIPPI LLC	2.550%	12/1/2033	**	630
	ENTERGY TEXAS INC	1.500%	9/1/2026	**	649
	EVERSOURCE ENERGY	2.900%	3/1/2027	**	555
	EXXON MOBIL CORPORATION	2.440%	8/16/2029	**	955
	FED HM LN PC POOL A11544	5.500%	6/1/2033	**	1
	FED HM LN PC POOL A26586	6.000%	9/1/2034	**	2
	FED HM LN PC POOL A77952	5.000%	5/1/2038	**	4
	FED HM LN PC POOL C03506	6.000%	5/1/2040	**	29
	FED HM LN PC POOL G01629	6.000%	10/1/2033	**	2
	FED HM LN PC POOL G18469	2.000%	6/1/2028	**	24
	FED HM LN PC POOL J38826	3.500%	5/1/2033	**	87
	FED HM LN PC POOL Q55851	5.000%	5/1/2048	**	147
	FED HM LN PC POOL Q58634	4.000%	9/1/2048	**	704

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	FED HM LN PC POOL QA9565	3.500%	5/1/2050	**	118
	FED HM LN PC POOL QB3388	2.500%	9/1/2050	**	476
	FED HM LN PC POOL QB5150	2.000%	10/1/2050	**	647
	FED HM LN PC POOL QD2424	2.000%	12/1/2051	**	797
	FED HM LN PC POOL QD4104	2.000%	1/1/2052	**	342
	FED HM LN PC POOL QD4129	2.000%	1/1/2052	**	313
	FED HM LN PC POOL QD7594	2.500%	2/1/2052	**	263
	FED HM LN PC POOL RA5607	2.500%	7/1/2051	**	150
	FED HM LN PC POOL RA5615	2.000%	8/1/2051	**	326
	FED HM LN PC POOL RA6019	2.500%	10/1/2051	**	174
	FED HM LN PC POOL RA6436	2.500%	12/1/2051	**	398
	FED HM LN PC POOL RA6508	2.000%	12/1/2051	**	175
	FED HM LN PC POOL RA6808	3.000%	2/1/2052	**	368
	FED HM LN PC POOL RA7617	5.000%	7/1/2052	**	993
	FED HM LN PC POOL RA9858	6.000%	9/1/2053	**	690
	FED HM LN PC POOL SB8002	3.000%	8/1/2034	**	146
	FED HM LN PC POOL SD3825	6.500%	9/1/2053	**	815
	FED HM LN PC POOL SD6478	6.000%	10/1/2054	**	228
	FED HM LN PC POOL SD6549	5.500%	10/1/2054	**	208
	FED HM LN PC POOL SD6568	6.000%	10/1/2054	**	209
	FED HM LN PC POOL SD8029	2.500%	12/1/2049	**	245
	FED HM LN PC POOL SD8342	5.500%	7/1/2053	**	161
	FED HM LN PC POOL SL0359	6.000%	2/1/2055	**	263
	FED HM LN PC POOL V82532	3.000%	8/1/2046	**	1,142
	FED HM LN PC POOL ZL1830	4.000%	8/1/2041	**	31
	FEDEX CORP	2.400%	5/15/2031	**	680
	FIDELITY NATL INFO SERV	1.650%	3/1/2028	**	949
	FIFTH THIRD BANCORP	4.337%	4/25/2033	**	880
	FLORIDA POWER + LIGHT CO	2.450%	2/3/2032	**	843
	FNMA POOL 357821	6.000%	5/1/2035	**	27
	FNMA POOL 555417	6.000%	5/1/2033	**	7
	FNMA POOL 555591	5.500%	7/1/2033	**	9
	FNMA POOL 725704	6.000%	8/1/2034	**	7
	FNMA POOL 730716	6.000%	8/1/2033	**	5
	FNMA POOL 734059	5.500%	8/1/2033	**	1
	FNMA POOL 745932	6.500%	11/1/2036	**	14
	FNMA POOL 756154	6.000%	11/1/2033	**	7
	FNMA POOL 792191	5.500%	9/1/2034	**	16
	FNMA POOL 888022	5.000%	2/1/2036	**	21
	FNMA POOL 888341	5.000%	2/1/2037	**	13
	FNMA POOL 890528	5.500%	6/1/2039	**	20
	FNMA POOL 944026	6.500%	8/1/2037	**	49

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	FNMA POOL AB0536	6.000%	2/1/2037	**	13
	FNMA POOL AB6571	2.000%	10/1/2027	**	26
	FNMA POOL AB9484	2.500%	5/1/2028	**	45
	FNMA POOL AJ5733	3.500%	12/1/2041	**	499
	FNMA POOL AP0632	2.500%	7/1/2027	**	23
	FNMA POOL AR9436	4.000%	8/1/2043	**	5
	FNMA POOL AS0004	2.500%	7/1/2028	**	22
	FNMA POOL AS8764	2.500%	2/1/2032	**	263
	FNMA POOL AS9763	5.000%	6/1/2047	**	22
	FNMA POOL AW1007	4.000%	5/1/2044	**	277
	FNMA POOL AZ2166	4.000%	7/1/2045	**	278
	FNMA POOL BC1212	3.000%	7/1/2046	**	1,148
	FNMA POOL BC6121	4.000%	6/1/2046	**	134
	FNMA POOL BD3312	3.000%	10/1/2046	**	129
	FNMA POOL BD5429	2.500%	12/1/2046	**	398
	FNMA POOL BJ0687	5.000%	4/1/2048	**	71
	FNMA POOL BJ0852	4.500%	11/1/2047	**	247
	FNMA POOL BJ1991	4.000%	11/1/2047	**	234
	FNMA POOL BJ7592	4.500%	1/1/2049	**	731
	FNMA POOL BJ8271	4.500%	2/1/2048	**	254
	FNMA POOL BK1027	3.500%	3/1/2048	**	95
	FNMA POOL BM3795	2.000%	1/1/2031	**	34
	FNMA POOL BN6143	4.000%	2/1/2049	**	51
	FNMA POOL BO3694	4.000%	1/1/2050	**	219
	FNMA POOL BQ7764	1.500%	3/1/2051	**	1,489
	FNMA POOL BQ7766	2.000%	3/1/2051	**	748
	FNMA POOL CA7236	2.500%	9/1/2050	**	347
	FNMA POOL CA9220	2.000%	2/1/2051	**	1,118
	FNMA POOL CB1131	2.500%	7/1/2051	**	162
	FNMA POOL CB2635	2.500%	1/1/2052	**	316
	FNMA POOL CB3909	4.000%	6/1/2052	**	419
	FNMA POOL CB3916	4.500%	6/1/2052	**	946
	FNMA POOL CB6072	5.500%	4/1/2053	**	975
	FNMA POOL FM1251	3.000%	4/1/2045	**	364
	FNMA POOL FS0581	2.500%	2/1/2052	**	405
	FNMA POOL FS0605	2.500%	2/1/2052	**	1,102
	FNMA POOL FS0822	2.000%	3/1/2052	**	393
	FNMA POOL FS0934	2.500%	3/1/2052	**	667
	FNMA POOL FS1455	3.500%	4/1/2052	**	834
	FNMA POOL FS5119	6.000%	7/1/2053	**	199
	FNMA POOL FS6769	5.000%	1/1/2053	**	230
	FNMA POOL FS8859	5.500%	9/1/2054	**	212

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	FNMA POOL MA1504	2.000%	7/1/2028	**	50
	FNMA POOL MA1543	3.500%	8/1/2033	**	241
	FNMA POOL MA2276	2.500%	4/1/2045	**	111
	FNMA POOL MA3959	3.500%	3/1/2040	**	325
	FNMA POOL MA5354	6.000%	5/1/2054	**	300
	FNMA POOL MA5532	6.000%	11/1/2054	**	796
	FREDDIE MAC SLST	3.500%	5/25/2029	**	405
	FREDDIE MAC SLST	3.500%	6/25/2028	**	983
	GENERAL ELECTRIC CO	3.450%	5/1/2027	**	496
	GNMA II POOL 003624	5.500%	10/20/2034	**	10
	GNMA II POOL 004599	5.000%	12/20/2039	**	33
	GNMA II POOL 784678	4.000%	1/20/2048	**	206
	GNMA II POOL AB9275	3.000%	12/20/2042	**	266
	GNMA II POOL AC2552	3.500%	1/20/2043	**	177
	GNMA II POOL BH0425	4.500%	6/20/2048	**	57
	GNMA II POOL MA2754	3.500%	4/20/2045	**	195
	GNMA II POOL MA2892	3.500%	6/20/2045	**	89
	GNMA II POOL MA5190	3.000%	5/20/2048	**	255
	GNMA II POOL MA5191	3.500%	5/20/2048	**	38
	GNMA II POOL MA5192	4.000%	5/20/2048	**	39
	GNMA II POOL MA5193	4.500%	5/20/2048	**	29
	GNMA II POOL MA8268	4.500%	9/20/2052	**	144
	GNMA II POOL MA8948	5.500%	6/20/2053	**	427
	GNMA II POOL MA9304	5.000%	11/20/2053	**	449
	GNMA POOL 434787	8.000%	5/15/2030	**	5
	GNMA POOL 485856	6.500%	10/15/2031	**	2
	GNMA POOL 510403	5.000%	1/15/2035	**	3
	GNMA POOL 533946	6.500%	4/15/2032	**	1
	GNMA POOL 550887	5.000%	8/15/2035	**	3
	GNMA POOL 551077	6.500%	11/15/2031	**	2
	GNMA POOL 551120	6.500%	8/15/2031	**	4
	GNMA POOL 569327	6.500%	4/15/2032	**	24
	GNMA POOL 580880	6.500%	11/15/2031	**	7
	GNMA POOL 622278	5.000%	4/15/2035	**	2
	GNMA POOL 631242	5.500%	6/15/2035	**	13
	GNMA POOL 641601	5.000%	3/15/2035	**	4
	GNMA POOL 646865	5.000%	8/15/2035	**	4
	GNMA POOL 726316	5.000%	9/15/2039	**	37
	GNMA POOL AM8608	4.000%	6/15/2045	**	101
	GOLDMAN SACHS GROUP INC	2.383%	7/21/2032	**	493
	GOVERNMENT NATIONAL MORTGAGE A	5.000%	8/20/2039	**	10
	GOVERNMENT NATIONAL MORTGAGE A	2.300%	7/16/2057	**	178

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	9/16/2056	**	184
	GOVERNMENT STIF 12	3.725%	12/31/2030	**	4,198
	HOME DEPOT INC	2.950%	6/15/2029	**	726
	HONDA AUTO RECEIVABLES OWNER T	5.170%	5/15/2030	**	215
	HUDSON YARDS	3.228%	7/10/2039	**	957
	HUNTINGTON BANCSHARES	2.550%	2/4/2030	**	700
	ING GROEP NV	1.726%	4/1/2027	**	894
	JP MORGAN MORTGAGE TRUST	2.937%	10/25/2046	**	63
	JPMORGAN CHASE + CO	1.578%	4/22/2027	**	992
	KLA CORP	4.100%	3/15/2029	**	752
	LLOYDS BANKING GROUP PLC	3.750%	1/11/2027	**	499
	LOWE S COS INC	1.700%	10/15/2030	**	400
	LOWE S COS INC	3.650%	4/5/2029	**	926
	META PLATFORMS INC	3.850%	8/15/2032	**	728
	MONDELEZ INTERNATIONAL	2.750%	4/13/2030	**	325
	MORGAN STANLEY	1.512%	7/20/2027	**	986
	NATWEST GROUP PLC	1.642%	6/14/2027	**	742
	NEW YORK LIFE GLOBAL FDG	1.200%	8/7/2030	**	874
	NSTAR ELECTRIC CO	1.950%	8/15/2031	**	441
	NVIDIA CORP	1.550%	6/15/2028	**	713
	PENSKE TRUCK LEASING/PTL	4.200%	4/1/2027	**	250
	PNC FINANCIAL SERVICES	2.550%	1/22/2030	**	471
	QUALCOMM INC	1.650%	5/20/2032	**	930
	RTX CORP	4.125%	11/16/2028	**	1,405
	SANTANDER HOLDINGS USA	4.400%	7/13/2027	**	501
	SMALL BUSINESS ADMINISTRATION	2.720%	3/1/2035	**	80
	SMALL BUSINESS ADMINISTRATION	2.880%	8/1/2034	**	87
	SMALL BUSINESS ADMINISTRATION	2.210%	2/1/2033	**	97
	SMALL BUSINESS ADMINISTRATION	2.870%	7/1/2034	**	101
	SMALL BUSINESS ADMINISTRATION	2.770%	5/1/2035	**	105
	SMALL BUSINESS ADMINISTRATION	3.110%	4/1/2034	**	129
	SMALL BUSINESS ADMINISTRATION	2.820%	8/1/2035	**	136
	SMALL BUSINESS ADMINISTRATION	2.820%	9/1/2035	**	141
	SMALL BUSINESS ADMINISTRATION	2.700%	11/1/2035	**	230
	SMALL BUSINESS ADMINISTRATION	2.270%	2/1/2036	**	241
	SMALL BUSINESS ADMINISTRATION	2.880%	7/1/2035	**	248
	SMALL BUSINESS ADMINISTRATION	2.310%	8/1/2044	**	246
	SMALL BUSINESS ADMINISTRATION	2.220%	10/1/2044	**	277
	SMALL BUSINESS ADMINISTRATION	3.770%	10/1/2038	**	415
	SMALL BUSINESS ADMINISTRATION	2.380%	12/1/2044	**	382
	SMALL BUSINESS ADMINISTRATION	2.480%	11/1/2044	**	407
	SMALL BUSINESS ADMINISTRATION	2.140%	9/1/2044	**	434

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	SMALL BUSINESS ADMINISTRATION	1.280%	1/1/2046	**	436
	SMALL BUSINESS ADMINISTRATION	3.200%	3/1/2039	**	524
	SMALL BUSINESS ADMINISTRATION	4.010%	6/1/2047	**	561
	STATE STREET CORP	2.400%	1/24/2030	**	471
	SUMITOMO MITSUI FINL GRP	1.902%	9/17/2028	**	1,039
	TAKEDA PHARMACEUTICAL	2.050%	3/31/2030	**	722
	TOLEDO EDISON COMPANY	2.650%	5/1/2028	**	792
	TORONTO DOMINION BANK	3.200%	3/10/2032	**	1,118
	TRANE TECHNOLOGIES HOLDC	3.750%	8/21/2028	**	747
	TRUIST FINANCIAL CORP	1.267%	3/2/2027	**	746
	UBS GROUP AG	2.095%	2/11/2032	**	886
	UNION PACIFIC CORP	2.375%	5/20/2031	**	367
	UNITEDHEALTH GROUP INC	2.300%	5/15/2031	**	205
	US BANCORP	3.150%	4/27/2027	**	992
	US DOLLAR	—%		**	437
	US TREASURY N/B	4.125%	8/31/2030	**	1,018
	US TREASURY N/B	4.250%	11/15/2034	**	1,516
	US TREASURY N/B	4.000%	2/15/2034	**	1,745
	US TREASURY N/B	3.750%	10/31/2032	**	1,978
	US TREASURY N/B	3.500%	1/31/2028	**	3,001
	US TREASURY N/B	2.750%	8/15/2032	**	3,286
	US TREASURY N/B	3.875%	10/15/2027	**	3,926
	US TREASURY N/B	4.000%	11/15/2035	**	3,942
	US TREASURY N/B	4.625%	10/15/2026	**	5,040
	US TREASURY N/B	4.500%	4/15/2027	**	5,061
	US TREASURY N/B	4.000%	1/31/2029	**	6,330
	US TREASURY N/B	1.625%	2/15/2026	**	8,054
	US TREASURY N/B	3.625%	5/31/2028	**	9,024
	VERIZON COMMUNICATIONS	4.329%	9/21/2028	**	727
	VERIZON COMMUNICATIONS	2.100%	3/22/2028	**	720
	VIRGINIA ELEC + POWER CO	3.500%	3/15/2027	**	498
	WELLS FARGO + COMPANY	3.350%	3/2/2033	**	747
	WELLS FARGO CARD ISSUANCE TRUS	4.340%	5/15/2030	**	1,387
	WESTLAKE CORP	3.375%	6/15/2030	**	620
	WESTPAC BANKING CORP	2.150%	6/3/2031	**	722
	WORLD OMNI AUTO RECEIVABLES TR	4.860%	3/15/2029	**	479
	WRKCO INC	3.900%	6/1/2028	**	995
	Shared Holdings (aa) - HIMCO Bond Fund Total				$157,331
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (bb) - Insight North America LLC
	BlackRock	BlackRock 1-3 Year Government Bond Index Fund		**	$26,946
	BlackRock	BlackRock 1-3 Year Credit Bond Index Fund		**	28,362
	BlackRock	BlackRock Commercial Mortgage-Backed Securities Index		**	8,846
	BlackRock	BlackRock Long term Govt Bond Index Fund		**	31
	BlackRock	BlackRock Mortgage-Backed Securities Index Fund		**	28,333
	BlackRock	BlackRock Intermediate Term Credit Bond Index Fund		**	20,583
	BlackRock	BlackRock Int Government Bond Index		**	6,036
	BlackRock	BlackRock Asset-Backed Securities Index Fund		**	22,694
	PRUDENTIAL			**	124,478
	AMERICAN EXPRESS CREDIT ACCOUN	4.280%	4/15/2030	**	1,323
	APPALACHIAN CONSUMER RATE RELI	3.772%	8/1/2031	**	1,172
	BANK 2023-BNK45 A2	5.658%	2/15/2056	**	463
	BANK5 2024 5YR7 A3	5.769%	6/15/2057	**	1,932
	BARCLAYS COMMERCIAL MORTGAGE S	5.495%	12/15/2055	**	1,266
	BENCHMARK MORTGAGE TRUST	5.602%	8/15/2057	**	1,748
	BMO MORTGAGE TRUST	5.503%	9/15/2054	**	925
	BMO MORTGAGE TRUST	6.045%	5/15/2057	**	1,951
	BMW VEHICLE LEASE TRUST	4.180%	10/25/2027	**	523
	CD COMMERCIAL MORTGAGE TRUST	3.248%	11/10/2049	**	1,223
	CNH EQUIPMENT TRUST	4.770%	6/15/2029	**	282
	CNH EQUIPMENT TRUST	5.190%	9/17/2029	**	577
	CNH EQUIPMENT TRUST	4.810%	8/15/2028	**	661
	CNH EQUIPMENT TRUST	4.360%	8/15/2030	**	1,271
	DAIMLER TRUCKS RETAIL TRUST	5.490%	12/15/2027	**	284
	DEUTSCHE BANK COMMERCIAL MORTG	3.071%	6/10/2050	**	1,152
	FANNIE MAE	2.250%	1/25/2043	**	54
	FANNIE MAE	2.000%	5/25/2030	**	271
	FANNIE MAE	3.000%	5/25/2044	**	784
	FANNIE MAE	2.500%	4/25/2042	**	787
	FANNIE MAE	4.000%	5/25/2031	**	950
	FANNIE MAE	2.500%	7/25/2037	**	1,007
	FANNIE MAE	2.500%	12/25/2037	**	1,304
	FANNIE MAE	3.500%	2/25/2036	**	1,619
	FANNIE MAE	3.000%	6/25/2039	**	2,116
	FORD CREDIT AUTO LEASE TRUST	4.230%	12/15/2028	**	1,178
	FORD CREDIT AUTO OWNER TRUST	4.650%	2/15/2028	**	114
	FREDDIE MAC	2.500%	2/25/2038	**	443

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (bb) - Insight North America LLC
	FREDDIE MAC	3.000%	2/15/2044	**	546
	FREDDIE MAC	3.000%	2/15/2034	**	739
	FREDDIE MAC	5.000%	5/25/2035	**	811
	FREDDIE MAC	2.500%	2/25/2040	**	832
	FREDDIE MAC	2.500%	4/15/2037	**	948
	FREDDIE MAC	2.000%	4/25/2041	**	1,056
	FREDDIE MAC	2.500%	12/25/2037	**	1,417
	FREDDIE MAC	5.000%	7/25/2036	**	2,403
	GM FINANCIAL AUTOMOBILE LEASIN	5.390%	7/20/2027	**	572
	GM FINANCIAL SECURITIZED TERM	4.620%	12/17/2029	**	500
	GOVERNMENT NATIONAL MORTGAGE A	3.500%	8/16/2039	**	125
	GOVERNMENT NATIONAL MORTGAGE A	3.000%	9/20/2043	**	130
	GOVERNMENT NATIONAL MORTGAGE A	3.500%	3/20/2049	**	329
	GOVERNMENT NATIONAL MORTGAGE A	4.000%	6/20/2040	**	508
	GOVERNMENT NATIONAL MORTGAGE A	4.500%	1/20/2051	**	825
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	10/20/2035	**	848
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	11/20/2048	**	831
	GOVERNMENT NATIONAL MORTGAGE A	4.000%	3/20/2048	**	1,084
	GOVERNMENT NATIONAL MORTGAGE A	5.500%	7/20/2034	**	1,159
	GOVERNMENT NATIONAL MORTGAGE A	5.000%	8/20/2050	**	1,146
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	6/20/2036	**	1,228
	GOVERNMENT NATIONAL MORTGAGE A	3.000%	8/20/2042	**	1,300
	GOVERNMENT STIF 12	3.754%	12/31/2030	**	1,145
	HYUNDAI AUTO RECEIVABLES TRUST	4.840%	3/15/2029	**	503
	JOHN DEERE OWNER TRUST	5.010%	11/15/2027	**	360
	JOHN DEERE OWNER TRUST	4.230%	9/17/2029	**	1,368
	MERCEDES BENZ AUTO LEASE TRUST	4.610%	4/16/2029	**	358
	MERCEDES BENZ AUTO RECEIVABLES	4.780%	12/17/2029	**	610
	PG+E RECOVERY FND LLC	4.838%	6/1/2035	**	584
	TOYOTA AUTO RECEIVABLES OWNER	4.710%	2/15/2028	**	265
	US TREASURY N/B	3.875%	10/15/2027	**	2,583
	US TREASURY N/B	3.750%	4/15/2028	**	3,259
	US TREASURY N/B	3.625%	10/31/2030	**	5,040
	WORLD OMNI AUTO RECEIVABLES TR	5.790%	2/15/2029	**	222
	WORLD OMNI AUTO RECEIVABLES TR	4.860%	3/15/2029	**	565
	Shared Holdings (bb) - Insight North America LLC Total				$329,888
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	State Street Government Short Term Investment Fund- Common Collective Trust
*	GOVERNMENT STIF 12		**	$20,863
	State Street Government Short Term Investment Fund- Common Collective Trust Total			$20,863
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	The Hartford Stock Fund
	GOVERNMENT STIF 12		**	$636
*	The Hartford Stock Fund, Common stock		**	337,505
	The Hartford Stock Fund Total			$338,141
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN#	06-0383750
	Plan#	100
The Hartford Investment and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)
As of December 31, 2025
($ In Thousands)

Subtotal All Funds	Total Current Value
Chartwell Equity Securities	$83,875
Clearing Account	298
Collective Investment Trusts	5,156,986
Loomis Sayles Growth Fund	469,893
Lee Munder Equity Securities	125,597
T. Rowe Price	83,389
Loan Fund	80,492
Master Expense Account	11
Mutual Funds	1,090,884
JP Morgan International Fiance Limited	122,792
Separate Account GIC	71,847
Shared Holdings (aa) - HIMCO Bond Fund	157,331
Shared Holdings (bb) - Insight North America LLC	329,888
State Street Government Short Term Investment Fund- Common Collective Trust	20,863
The Hartford Stock Fund	338,141
Total Schedule of Assets	$8,132,287

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.
The Hartford Investment and Savings Plan
By: /s/ Joseph Mead
Joseph Mead
Plan Administrator
June 23, 2026